Filed by SUPERVALU Enterprises, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: SUPERVALU INC.
Commission File No. 1-5418

Date: June 12, 2018

FOR IMMEDIATE RELEASE

SUPERVALU Announces Proposed Holding Company Structure
to Advance Transformation Strategy

MINNEAPOLIS – (BUSINESS WIRE) – June 12, 2018 – SUPERVALU INC. (NYSE: SVU) today announced a proposal to reorganize the Company’s corporate structure (the “Holding Company Proposal”) to further facilitate the Company’s strategic transformation, among other benefits to stockholders. This proposal, as outlined in SUPERVALU’s preliminary proxy statement/prospectus filed today, would result in a reorganization of the Company’s corporate structure into a holding company structure. The holding company structure is being proposed to:

•
Organize and further segregate SUPERVALU’s wholesale and retail operations in an operationally efficient and strategic manner, including to separate the wholesale and retail operations held by SUPERVALU INC., our current public company entity;

•	Facilitate the Company’s previously announced strategic transformation plan to sell certain retail assets to third parties;

•	Better segregate the liabilities of the Company into their respective business segments;

•	Increase SUPERVALU’s strategic, business and financial flexibility; and

•
Enable the Company to achieve its strategic transformation plan in a tax efficient manner that may facilitate the ability to utilize a material portion of SUPERVALU’s capital loss carryforward, which could generate approximately $300 million of cash tax benefits for the Company over the next approximately 15 years.

“We have been executing a strategic transformation of our business over the last two years to become the wholesale supplier of choice for grocery retailers across the United States, while also executing initiatives to deliver long-term stockholder value,” said Mark Gross, SUPERVALU’s President and CEO. “The proposed holding company structure is another significant and important undertaking by our team that would support and advance our transformation by further separating our wholesale and retail operations in a tax efficient manner.”

SUPERVALU stockholders are being asked to consider and vote upon the Holding Company Proposal at the Company’s 2018 Annual Meeting of Stockholders. The Holding Company Proposal and realizing the desired benefits from the reorganization are subject to certain conditions and future events, including approval by our stockholders. Additional details of the Holding Company Proposal can be found in SUPERVALU’s preliminary proxy statement/prospectus here, which was filed today with the U.S. Securities and Exchange Commission (the “SEC”).

About SUPERVALU INC.
SUPERVALU INC. is one of the largest grocery wholesalers and retailers in the U.S. with annual sales of approximately $14 billion. SUPERVALU serves customers across the United States through a network of 3,437 stores composed of 3,323 wholesale primary stores operated by customers serviced by SUPERVALU’s food distribution business and 114 traditional retail grocery stores in continuing operations operated under three retail banners in three geographic regions (store counts as of February 24, 2018). Headquartered in Minnesota, SUPERVALU has approximately 23,000 employees (in continuing operations). For more information about SUPERVALU visit www.supervalu.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Except for the historical and factual information, the matters set forth in this news release, particularly those pertaining to SUPERVALU’s efforts and initiatives to transform its business and assets and SUPERVALU’s expectations regarding the potential impact of those efforts and initiatives on its future operating results, and other statements identified by words such as "estimates" "expects," "projects," "plans," "intends," "outlook" and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the ability to execute on the Holding Company Proposal on a timely basis or at all, the ability to recognize the expected benefits of the reorganization, the amount and timing of any cash tax benefits resulting from the reorganization being different than expected, our ability to complete a sale of certain of our retail assets to third parties or another strategic transaction prior to the expiration of our capital loss carryforward in February 2019, the potential for disruption to the business during the process, the ability to effectively manage organization changes during the pendency of or following any reorganization and related transactions, the requirement that we offer to repurchase certain indebtedness of the Company and obtain certain third-party consents as a result of the reorganization and costs and expenses associated with doing so, and other risk factors relating to the business or industry as detailed from time to time in SUPERVALU's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. For more information, see the risk factors described in SUPERVALU’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, preliminary proxy statement/prospectus for the 2018 Annual Meeting of Stockholders and other filings with the SEC. Unless legally required, SUPERVALU undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Stockholder Information and Where You Can Find It

SUPERVALU has filed with the SEC a preliminary proxy statement/prospectus and accompanying definitive WHITE proxy card in connection with its 2018 Annual Meeting of Stockholders. The preliminary proxy statement/prospectus contains important information about SUPERVALU, the 2018 Annual Meeting of Stockholders and related matters. INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE DEFINITIVE

PROXY STATEMENT/PROSPECTUS, THE ACCOMPANYING WHITE PROXY CARD AND ANY OTHER RELEVANT SOLICITATION MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.

In connection with the Holding Company Proposal, SUPERVALU Enterprises, Inc., the entity that will be the new holding company following completion of the reorganization (“SUPERVALU Enterprises”), has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of SUPERVALU and a preliminary prospectus of SUPERVALU Enterprises, as well as other relevant documents concerning the proposed reorganization. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about SUPERVALU and SUPERVALU Enterprises, will be able to be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from SUPERVALU at http://www.supervaluinvestors.com or by directing a request to SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440, Attention: Investor Relations, telephone (952) 828-4000.

Participants in the Solicitation

SUPERVALU, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from SUPERVALU’s stockholders in connection with the matters to be considered at its 2018 Annual Meeting of Stockholders. Information regarding the names of SUPERVALU’s directors and certain of its executive officers and employees and their respective interests in SUPERVALU by security holdings or otherwise is set forth in SUPERVALU’s preliminary proxy statement/prospectus for the 2018 Annual Meeting of Stockholders, filed with the SEC today.

The following table sets forth information as of June 7, 2018 concerning beneficial ownership of SUPERVALU’s common stock by each director and each of the executive officers expected to be named in the Summary Compensation Table that will be included in SUPERVALU’s definitive proxy statement for the 2018 Annual Meeting of Stockholders and for all of our current directors and executive officers as a group.

The definition of beneficial ownership for purposes of the following information includes shares over which a person has sole or shared voting power or dispositive power, whether or not a person has any economic interest in the shares. The definition also includes shares that a person has a right to acquire currently or within 60 days. The figures set forth below give effect to the 1-for-7 reverse stock split that became effective on August 1, 2017.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)(2)	Percent of Class
Donald R. Chappel	55,449	*
Irwin S. Cohen	36,640	*
Philip L. Francis	30,435 (3)	*
Eric G. Johnson	27,033	*
Mathew M. Pendo	12,061	*
Francesca Ruiz de Luzuriaga	10,547	*
Frank A. Savage	23,226	*
Mary A. Winston	8,642	*
Mark Gross	174,227	*
Rob N. Woseth	84,156	*
James W. Weidenheimer	13,069	*
Michael C. Stigers	63,671	*
Randy G. Burdick	83,072	*
Bruce H. Besanko	32,791	*
All current directors and executive officers as a group (15 persons)	637,363	1.6%

*	Less than 1%

(1)
All persons listed have sole voting and investment power with respect to all of the shares listed except the following non-employee directors who have sole voting power, but no investment power, over shares held in the SUPERVALU INC. Directors’ Deferred Compensation Plan (2009 Restatement), as follows: Mr. Chappel, 54,020 shares; Mr. Cohen, 36,640 shares; Mr. Francis, 29,578 shares; Mr. Johnson, 27,033 shares; Mr. Pendo, 12,061 shares; Ms. Luzuriaga, 9,833 shares; Mr. Savage, 23,226 shares; and Ms. Winston, 8,642 shares.

(2)
Includes shares underlying options exercisable or exercisable within 60 days of June 7, 2018, as follows: Mr. Gross, 167,760 shares; Mr. Woseth, 73,783 shares; Mr. Weidenheimer, 5,603 shares; Mr. Stigers, 51,450 shares; Mr. Burdick, 72,221 shares; and all current directors and executive officers as a group, 391,994 shares.

(3)	Includes 857 shares held in a trust for which Mr. Francis and his spouse serve as the trustees.

Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, if any, by security holdings or otherwise, will also be included in the definitive proxy statement for the 2018 Annual Meeting of Stockholders, the accompanying definitive WHITE proxy card and other relevant solicitation materials and in Form 3s and Form 4s filed by SUPERVALU’s directors and executive officers after the date of the definitive proxy statement. These documents (when they become available), and any and all documents filed by SUPERVALU with the SEC, may be obtained by investors and stockholders free of charge on the SEC’s website at www.sec.gov.

CONTACT:
SUPERVALU INC.
Investor Contact
Steve Bloomquist, 952-828-4144
steve.j.bloomquist@supervalu.com
or
Media Contact
Jeff Swanson, 952-903-1645
jeffrey.s.swanson@supervalu.com